SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 5)

                     ADDINGTON RESOURCES, INC.
                         (Name of Issuer)


                   COMMON STOCK, $1.00 PAR VALUE
                  (Title of Class of Securities)


                            006516 108
                          (CUSIP Number)

                          Bruce Addington
                      1500 North Big Run Road
                      Ashland, Kentucky 41102
                          (606) 928-3433
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                          September 22, 1995
      (Date of Event Which Requires Filing of This Statement)

	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. /__/

	Check the following box if a fee is being paid with this
statement. /   /

                  CUSIP NO. - 006516 10 8

(1)	Name of reporting person. . . . . . .   Bruce Addington

	S.S. or I.R.S. No. of
	above person. . . . . . . . . . . . .

(2)	Check the appropriate box
	if a member of a group
	(see instructions). . . . . . . . . .   (a)
                                             (b) X

(3)	SEC use only. . . . . . . . . . . . .

(4)	Source of funds (see instructions). .     00

(5)	Check box if disclosure
	of legal proceedings is
	required pursuant to
	Items 2(d) or 2(e). . . . . . . . . .

(6)	Citizenship or place
	of organization. . . . . . . . . . . .  U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)	Sole voting power. . . . . . . .        1,078,006 <F1>
(8)	Shared voting power. . . . . . .                0
(9)	Sole dispositive power . . . . .        1,078,006 <F1>
(10)	Shared dispositive power . . . .                0

(11)	Aggregate amount beneficially
	owned by each reporting person . . . .  1,078,006 <F1>

(12)	Check box if the aggregate amount
	in Row (11) excludes certain
	shares (see instructions). . . . . . .

(13)	Percent of class represented
	by amount in Row (11) . . . . . . . . . 6.8% <F1>

(14)	Type of reporting person  . . . . . . . IN

<F1>	See responses to Items 4, 5 and 6 concerning (a) a Stock
Purchase Agreement, dated August 4, 1995, that contains contractual restrictions on voting and dispositive power and (b) an Agreement and Plan of Corporate Separation, dated September 22, 1995, that contains an agreement by the reporting person and Larry Addington to dispose of shares. Collectively, Bruce Addington and Larry Addington own 4,191,330 shares (26.3% of those outstanding).

	Reference is hereby made to that certain Schedule 13D dated January 29, 1988, as amended, (the "Schedule"), filed by Bruce Addington with respect to the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer"). The purpose of this amendment is to amend and restate, in its entirety, the Schedule to reflect the plans, proposals and agreements of the reporting person to acquire assets from the Issuer and to dispose of shares of Common Stock. The
Schedule is amended and restated in its entirety as follows.

	Item 1.	Security and Issuer.

	The class of equity securities to which this statement relates is the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer").

	The Issuer's principal executive office is located at 1500 North Big Run Road, Ashland, Kentucky 41102.


	Item 2.	Identity and Background.

		(a)	The person filing this statement is Bruce Addington.
Bruce Addington and Larry Addington are parties to an agreement to dispose of shares of Common Stock, which may give rise to their status as a "group". Membership in a group is not affirmed.

		(b)	The business address of each of Bruce Addington and
Larry Addington is:  Addington Resources, Inc., 1500 North Big Run
Road, Ashland, Kentucky 41102.

		(c)	Bruce Addington's Principal Occupation:
Entreprenuer. Larry Addington's Principal Occupation: Chief Executive Officer and Director of Issuer.

		(d)	During the last five years, neither Bruce Addington
nor Larry Addington has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

		(e)	During the last five years, neither Bruce Addington
nor Larry Addington has been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		(f)	Bruce Addington and Larry Addington are United
States citizens.

	Item 3.	Sources and Amount of Funds or Other Consideration.

	The Issuer was incorporated on September 29, 1986, to be a holding company for various corporate entities owned or controlled by Larry, Robert, and Bruce Addington, who are brothers (collectively, the "Addington Brothers"). Before June 23, 1987, the
Addington Brothers owned 100% of the issued and outstanding shares of Addington, Inc., and Addwest Mining, Inc., and 95% of the issued and outstanding shares of Ironton Coal Company.

	On June 23, 1987, the Issuer, through a series of exchanges of stock, acquired all of the issued and outstanding shares of Addington, Inc., and Addwest Mining, Inc. In addition, Addington, Inc., acquired the Addington Brothers' interest in Ironton Coal
Company.

	During January 1988, the Issuer registered its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

	On or about February 23, 1995, the Addington Brothers, as a group, may be deemed to have acquired beneficial ownership of the shares of Common Stock owned by each of them, individually, as a result of the agreement or understanding they reached to dispose of their shares of Common Stock as a part of a spin-off proposal they submitted to the Issuer on or about March 1, 1995 (see Item 4).

	On or about September 22, 1995, Bruce Addington and Larry Addington may be deemed to have acquired beneficial ownership of the shares of Common Stock owned by each of them, individually, as a result of their agreement to dispose of shares of Common Stock pursuant to the Agreement and Plan of Corporate Separation discussed in response to Item 4.


	Item 4.	Purpose of Transaction.

	The June 23, 1987, reorganization discussed in response to
Item 3 was effected in preparation of an initial public offering of the Issuer's Common Stock. Before the reorganization, the Addington Brothers owned all or substantially all of the stock of the Issuer's predecessors. As a result of the reorganization and initial public offering, the Addington Brothers initially controlled 66.7% of the Issuer's common stock.

	 On or about March 1, 1995, the Addington Brothers formulated and presented to the Issuer a proposal to spin-off the Issuer's environmental and non-environmental businesses, which spin-off proposal was withdrawn on July 11, 1995.

	The Stock Purchase Agreement (the "Stock Purchase Agreement"), dated August 4, 1995, among Bruce Addington, Larry Addington,
Robert Addington and HPB Associates, L.P. ("HPB") is filed as
Exhibit 17 to this Schedule and incorporated herein by reference.
The sales of Commmon Stock by Bruce Addington, Larry Addington and Robert Addington to HPB, as provided for in the Stock Purchase Agreement, were consummated on August 4, 1995 and August 24, 1995.

	The Stock Purchase Agreement contains agreements by the Addington Brothers relating to the composition of the board of directors of the Issuer and the voting of shares of Common Stock in all elections of directors during the term of the Stock Purchase Agreement. Bruce Addington and, to his knowledge, Larry Addington, intend to appoint and/or elect directors of the Issuer in accordance with their respective obligations under the Stock Purchase
Agreement during the term of that agreement.

	In the Stock Purchase Agreement, each of the Addington Brothers also agreed not to dispose or transfer shares of Common Stock except as permitted by Section 6.02(d) of the agreement. Bruce Addington and, to his knowledge, Larry Addington, may in the future sell shares of Common Stock, subject to the restrictions imposed under Section 6.02(d) of the Stock Purchase Agreement during the term of that agreement.

	The obligations of Bruce Addington and Larry Addington under the Stock Purchase Agreement with respect to the voting and disposition of shares of Common Stock will automatically terminate on August 31, 1997, if not sooner terminated to the extent permitted by Section 7.01 thereof.

	By letter dated August 4, 1995, a copy of which is filed as
Exhibit 18 to this Schedule and incorporated herein by reference, the Addington Brothers granted the Issuer and its subsidiaries the right, exercisable on or before September 29, 1995, to either (i) transfer all of their right, title and interest in and to the Tennessee Mining Company, Inc. (which at such time shall own the Tennessee coal properties currently owned by it plus the contract with Tennessee Valley Authority (the "TVA")) to the Addington Brothers or (ii) to assign to a corporation formed by the Addington Brothers (and such corporation shall assume the liabilities with respect to) the Tennessee coal properties and the TVA contract.
The consideration for such transfer or assignment would consist of the payment to the Issuer, by Tennessee Mining Company, Inc. or the corporation formed by the Addington Brothers, of $1.00 for each ton of coal delivered to the TVA under the TVA contract; provided that the maximum royalty payable to the Issuer shall not exceed $12 million. The Issuer has exercised its right under the letter dated August 4, 1995.

	The Addington Brothers, through one or more corporations to be controlled by them, propose to acquire certain assets and indirect subsidiaries of the Issuer pursuant to the terms and conditions contained in the Stock Purchase Agreement, dated September 22, 1995 (the "Acquisition Agreement"), among the Issuer, Addington Holding Company, Inc., Addington Acquisition Company, Inc., Larry Addington, Robert Addington and Bruce Addington, a copy of which is filed as Exhibit 19 to this Schedule and incorporated herein by reference. The Addington Brothers propose to acquire, indirectly, all of the outstanding shares of Tennessee Mining, Inc. pursuant to the Acquisition Agreement. If the transactions contemplated by the Acquisition Agreement are not consummated, the Addington Brothers intend to acquire the outstanding shares of Tennessee Mining, Inc. pursuant to the letter, dated August 4, 1995, described above.
	Under the Acquisition Agreement, the Addington Brothers will acquire the Issuer's coal mining subsidiaries and its mining equipment manufacturing and licensing subsidiary for an aggregate of $30 million cash and the assumption of certain liabilities related to these operations. As additional consideration, the Issuer will retain the right to receive certain cash payments (anticipated to be $7,000,000) from BHP Australia Coal Pty., Ltd. under the Issuer's previously announced technology sale. The
Issuer will also receive a $1.00 per ton royalty for coal delivered by Tennessee Mining, Inc., one of the subsidiaries being sold, under its contract with the Tennessee Valley Authority, with a $12 million maximum royalty. The Issuer will also retain the net working capital (if any) of the subsidiaries to be transferred after certain adjustments.

	Bruce Addington and Larry Addington intend to exchange, in the aggregate, 1,000,000 shares of Common Stock owned by them for all of the outstanding shares of Barton Creek Farm Limited and Belize River Fruit Co., which are owned by the Issuer, indirectly, through Addington Holding Company, Inc., pursuant to the terms and conditions contained in the Agreement and Plan of Corporate
Separation (herein so called), dated September 22, 1995, among the Issuer, Addington Holding Company, Inc., Bruce Addington and Larry Addington, a copy of which is filed as Exhibit 20 to this Schedule and incorporated herein by reference. See the response to Item 5.

	Completion of the transactions is conditioned upon several items, including the receipt of the Issuer of a favorable fairness opinion, the receipt of financing by the Addington Brothers and receipt of governmental, regulatory and third-party consents and releases. Closing is anticipated to occur within 45 days.

	The transactions with the Addington Brothers, if consummated, will enable the Company to promptly sell substantially all of the Company's non-environmental operations (excluding gold, lime and Wind Mountain), enabling the Company to focus on its key environmental operations.

	Except as stated above, neither Bruce Addington nor, to his knowledge, Larry Addington has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,
(iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

	Item 5.	Interest in Securities of the Issuer.

	(a),  (b)	The following table shows the beneficial ownership
of shares of the Issuer's Common Stock by Bruce Addington and Larry Addington as of the close of business on September 22, 1995. Each of Bruce Addington and Larry Addington has sole voting and dispositive power over the shares beneficially owned by him subject to (i) the agreement to dispose of shares of Common Stock contained in the Agreement and Plan of Corporate Separation, dated September
22, 1995, a copy of which is filed as Exhibit 20 to this Schedule, and the restrictions on voting and dispositive power contained in the Stock Purchase Agreement, dated August 4, 1995, between HPB and the Addington Brothers, a copy of which is attached as Exhibit 17 to this Schedule and is incorporated herein by reference. See the response to Items 4 and 6 concerning voting and dispositive power and shares pledged by Bruce Addington.

Name			Number (and %) of shares of Common Stock
Bruce Addington		1,078,006 shares (6.8%) <F1>
Larry Addington		3,113,324 shares (19.6%) <F2>
	TOTAL		4,191,330 shares (26.3%)

<F1> Of which 150,000 shares (0.9% of those outstanding) are to be disposed pursuant to the terms and conditions of the Agreement and Plan of Corporate Separation. The transfer of such shares to the Issuer will reduce the number of shares of Common Stock outstanding.

<F2> Of which 850,000 shares (5.3% of those outstanding) are to be disposed pursuant to the terms and conditions of the Agreement and Plan of Corporate Separation. The transfer of such shares to the Issuer will reduce the number of shares of Common Stock outstanding.


	(c)	Neither Bruce Addington nor, to his knowledge, Larry
Addington, has effected transactions in the Issuer's Common Stock since August 24, 1995, the date of the most recent filing of an amendment to this Schedule.

	(d)	Bruce Addington has pledged a total of 400,000 shares of
Common Stock. He has not pledged 5% or more of the Issuer's Common Stock to any one person. See the response to Item 6 of this Schedule.


	Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

	(i)	The Stock Purchase Agreement, dated August 4, 1995, among
the Addington Brothers and HPB contains agreements concerning the disposition of shares of Common Stock owned by the Addington
Brothers and the voting of shares of Common Stock in the election of directors of the Issuer during the term of that agreement. The
Stock Purchase Agreement is attached hereto as Exhibit 17 and is incorporated by reference herein.

	(ii)	The Agreement and Plan of Corporate Separation, which is
filed as Exhibit 20 and incorporated herein by reference, contains agreements relating to the disposition of shares of Common Stock owned by Larry Addington and Bruce Addington.

	(iii) The following describes the currently outstanding pledges of shares by Bruce Addington. Bruce Addington pledged 200,000 shares of Common Stock to a broker pursuant to a pledge agreement dated June 26, 1995; 100,000 shares of Common Stock to a broker pursuant to a pledge agreement; and 100,000 shares of Common Stock to a broker.


	Item 7.	Material to be filed as Exhibits.

	The following lists exhibits to this Schedule which have been previously filed:

	Exhibit 1 -- Letter dated March 1, 1995 to the Issuer from Larry Addington, Robert Addington and Bruce Addington (previously filed)

	 Exhibit 2 -- Letter dated February 23, 1995, addressed to Larry Addington from The CIT Group/Capital Equipment Financing,
Inc. (previously filed)

	 Exhibit 15 -- Pledge Agreement, dated June 26, 1995, between Bruce Addington and Prudential Securities (previously filed)

	 Exhibit 16 -- Control, Restricted, or Shelf Registered Loan Application between Bruce Addington and Prudential Securities
(previously filed)

	Exhibit 17 -- Stock Purchase Agreement, dated August 4, 1995, among HPB Associates, L.P. and Larry Addington, Robert Addington and Bruce Addington (previously filed)

	Exhibit 18 -- Letter agreement, dated August 4, 1995, between Addington Resources, Inc. and Larry Addington, Robert Addington and Bruce Addington (previously filed)

	Exhibit 19 -- Stock Purchase Agreement, dated September 22, 1995, among the Issuer, Addington Holding Company, Inc., Addington Acquisition Company, Inc., Larry Addington, Robert Addington and
Bruce Addington

	Exhibit 20 -- Agreement and Plan of Corporate Separation, dated September 22, 1995, among the Issuer, Addington Holding
Company, Inc., Larry Addington and Bruce Addington

						SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



						/S/ BRUCE ADDINGTON
						Bruce Addington

						Date:  September 26, 1995